FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For November 11, 2004
Commission File Number:   0-30204
                          -------

                         INTERNET INITIATIVE JAPAN INC.
                         ------------------------------
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F [ X ]            Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home
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report or other document is not a press release, is not required to be and has
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mate-rial event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


   Exhibit     Date                     Description of Exhibit
---------- ---------                    ----------------------

      1    11/11/2004 IIJ Achieves Increased Revenues and Substantially Improved
                      ----------------------------------------------------------
                                 Profits in the First Half of FY2004
                                 -----------------------------------
                      - Growth Expected to Continue in Total Network Solutions -

IIJ Achieves Increased Revenues and Substantially Improved Profits in
                      the First Half of FY2004;
        Growth Expected to Continue in Total Network Solutions

    TOKYO & NEW YORK--(BUSINESS WIRE)--Nov. 11, 2004--Internet Initiative Japan Inc. (Nasdaq:IIJI) ("IIJ"), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced its financial results for the second quarter of the fiscal year ending March 31, 2005 ("FY2004").(1)

    Highlights of Second Quarter FY2004 Results

    -- Revenue totaled JPY 10,512 million ($95.4 million), an increase of 14.4% from JPY 9,185 million in 2Q03 and an increase of 21.2% from JPY 8,675 million in 1Q04.

    -- Operating income turned positive to JPY 282 million ($2.6 million) from an operating loss of JPY 830 million in 2Q03 and JPY 100 million in 1Q04.

    -- Revenue in the first half of FY2004 ("1H04") increased by 9.5% compared to 1H03. Operating and net income turned positive in the first half of the fiscal year, which is usually weaker part of the fiscal year compared to the second half. Operating income in 1H04 was JPY 182 million, and net income in 1H04 was JPY 1,162 million.

    Outlook for FY2004

    -- We expect that the trend of growing positive operating income will continue into 3Q04.

    Overview of 2nd Quarter Financial Results and Business Outlook(2)

    "We had a very solid first half of FY2004 and completed a rather significant turnaround compared to 1H03," said Koichi Suzuki, President and CEO of IIJ. "We are confident that our network solutions business is starting to flourish. The demand from corporate customers for more comprehensive and reliable network solutions is growing and the trend of improving corporate IT spending continues. Our strategy is to capture new total network solutions business from existing and new blue-chip customers. We are particularly geared to providing various network solutions that are integrated with corporate business systems, from network design, security consultation and network implementation, to project management and outsourced operations. For example, we acquired contracts of Internet VPN based connectivity for over 1,200 sites in 2Q04 and SEIL Management Framework ("SMF")(3) for over 3,000 sites since 1H03. Additionally, we recently signed agreements with several major telecommunications carriers, such as NTT Communications Corporation ("NTT Communications") and Kyushu Communications Network Co., Inc ("QTNet") for SMF and SEIL to be distributed for their Internet VPN service or managed services for their corporate customers."
    "In 2Q04, we also made significant progress in breaking into the financial services industry," continued Koichi Suzuki. "In October 2004, the security system business of Yamatane Co.,Ltd. ("Yamatane") was transferred to IIJ Financial Systems Inc. ("IIJ Financial Systems"), a newly established company that is 100% owned by IIJ Technology Inc. ("IIJ Technology"), our subsidiary that manages IIJ's systems integration business. The finance industry in Japan is expected to expand considerably as the market sees an increase in deregulation, such as the abolishment of laws barring banks from providing their customers with securities trading services. As a result, we are forecasting an increase in network usage and higher demand for network and outsourcing services. This combination of market demand and our focus on a strategy of providing total network solutions, along with continued emphasis on effective cost management, will contribute to continued increases in profitability in the third quarter and beyond."
    "As planned, we achieved an increase in revenues in 2Q04 compared to 2Q03 and 1Q04", said Akihisa Watai, CFO of IIJ. "At the same time, we substantially improved profits in 1H04, due to the increase of revenues in value-added services ("VAS") and systems integration ("SI"), as well as successfully reduced fixed costs including backbone costs. We believe that we have successfully positioned ourselves for steady operational profit growth for the foreseeable future. This along with increased stable monthly revenues from outsourced operations as well, and we expect the trend of increasing operating profitability to continue in the second half of fiscal year, which typically has stronger SI revenues compared to the first half."


2nd Quarter FY2004 Financial Results

                       Operating Result Summary
                                                     (JPY in millions)

              1H04   1H03   YoY %   2Q04   2Q03  YoY %   1Q04  QoQ %
                            change               change        change
----------------------------------------------------------------------
Total
 Revenues    19,187 17,529    9.5% 10,512 9,185   14.4% 8,675    21.2%
----------------------------------------------------------------------
Total Costs  16,297 16,206    0.6%  8,854 8,337    6.2% 7,443    18.9%
----------------------------------------------------------------------
SG&A Expenses
 / R&D        2,708  3,359  (19.4%) 1,376 1,678  (18.0%)1,332     3.3%
----------------------------------------------------------------------
Operating
 Income
 (Loss)         182 (2,035)(108.9%)   282  (830)(134.0%) (100)(380.8%)
----------------------------------------------------------------------
Net Income
 (Loss)       1,162 (2,753)(142.2%)  (273) (278)  (2.1%)1,434 (119.0%)
----------------------------------------------------------------------

    Revenues

    Revenues in 2Q04 totaled JPY 10,512 million, an increase of 14.4% from JPY 9,185 million in 2Q03 and an increase of 21.2% from JPY 8,675 million in 1Q04.


                               Revenues
                                                     (JPY in millions)
                                  2Q04     2Q03   YoY %  1Q04   QoQ %
                                                 change        change
----------------------------------------------------------------------
Total Revenues                    10,512   9,185   14.4% 8,675   21.2%
----------------------------------------------------------------------
  Connectivity & VAS               5,508   5,637  (2.3%) 5,450    1.1%
----------------------------------------------------------------------
  SI                               3,838   2,549   50.5% 2,695   42.4%
----------------------------------------------------------------------
  Equipment Sales                  1,167     999   16.8%   531  119.8%
----------------------------------------------------------------------

    Connectivity and VAS revenues were JPY 5,508 million in 2Q04, a decrease of 2.3% from JPY 5,637 million in 2Q03 and an increase of 1.1% from JPY 5,450 million in 1Q04.
    Dedicated access service revenues were JPY 2,832 million in 2Q04, a decrease of 12.5% compared to 2Q03 and a decrease of 3.0% compared to 1Q04. The increase in revenue from broadband services did not offset the revenue decrease from IIJ T1 Standard and IIJ Economy. IP Service revenues decreased by 10.6% in 2Q04 compared to 2Q03 and decreased by 2.5% compared to 1Q04 due to the cancellation of the service by certain large customers. However, we see the trend that the customers' shift from IIJ T1 Standard and IIJ Economy to broadband services is being discontinued and with new contracts, we expect the decrease in dedicated access service revenues to bottom out sometime in 2H04.
    Dial-up access service revenues were JPY 740 million in 2Q04, a decrease of 5.6% compared to 2Q03 and a decrease of 1.6% compared to 1Q04 due to the decrease in revenues from IIJ4U.
    VAS revenues were JPY 1,220 million in 2Q04, an increase of 12.9% compared to 2Q03 and an increase of 2.8% compared to 1Q04, mainly as a result of the steady increase in security-related services.
    SI revenues increased 50.5% to JPY 3,838 million in 2Q04 from JPY 2,549 million in 2Q03 and increased 42.4% from JPY 2,695 million in 1Q04. The year-over-year growth was as a result of the solid growth of outsourced operation services, revenue from which increased by 42.8% to JPY 1,737 million from JPY 1,216 million in 2Q03. The quarter-over-quarter increase was due to the increasing contracts of SI development.
    Equipment sales revenues were JPY 1,167 million in 2Q04, an increase of 16.8% compared to 2Q03 and an increase of 119.8% compared to 1Q04.

    Cost and expense

    Cost of revenues was JPY 8,854 million in 2Q04, an increase of 6.2% compared to 2Q03 and an increase of 18.9% compared to 1Q04.


                           Cost of Revenues

                                                     (JPY in millions)
                                 2Q04    2Q03   YoY %   1Q04   QoQ %
                                                change         change
----------------------------------------------------------------------
Total Costs                       8,854  8,337     6.2% 7,443    18.9%
----------------------------------------------------------------------
  Connectivity & VAS              4,780  5,127   (6.8%) 4,811   (0.6%)
----------------------------------------------------------------------
  SI                              2,983  2,276    31.1% 2,157    38.3%
----------------------------------------------------------------------
  Equipment Sales                 1,091    935    16.7%   475   129.4%
----------------------------------------------------------------------

    Cost of Connectivity and VAS revenues was JPY 4,780 million, a decrease of 6.8% compared to 2Q03 and a decrease of 0.6% compared to 1Q04. The gross-margin ratio for Connectivity and VAS in 2Q04 was 13.2%, compared to 9.1% in 2Q03 and 11.7% in 1Q04 due to a decrease in backbone costs.
    Cost of SI revenues was JPY 2,983 million in 2Q04, an increase of 31.1% compared to 2Q03 and an increase of 38.3% compared to 1Q04. The gross margin ratio for SI in 2Q04 was 22.3%, compared to 10.7% in 2Q03 and 20.0% in 1Q04. These improvements were due to the increase in profitable outsourced operation services.
    Sales and marketing expenses were JPY 712 million in 2Q04, a decrease of 35.3% compared to 2Q03 and an increase of 7.3% compared to 1Q04. The decrease in 2Q04 compared to 2Q03 was due to a decrease in bad debt expenses. The expenses in 2Q03 were almost regarding Crosswave Communications Inc.
    General and administrative expenses were JPY 613 million in 2Q04, an increase of 27.0% compared to 2Q03 and a decrease of 1.3% compared to 1Q04. The increase in year-over-year comparison was due to the increase in personnel expenses and the occurrence of the newly introduced enterprise tax.

    Operating income

    Operating income was JPY 282 million in 2Q04, compared to an operating loss of JPY 830 million in 2Q03 and operating loss of JPY 100 million in 1Q04 due to improvements in profitability for Connectivity, VAS and SI revenues.
    Other expenses for 2Q04 were JPY 10 million, compared to JPY 157 million in 2Q03 and JPY 151 million in 1Q04. The gains on the sale and exchange transaction of equity investments, which amounted JPY 121 million offset the interest expenses.
    Income tax expense for 2Q04 was JPY 517 million, compared to a benefit of JPY 572 million in 2Q03 and a benefit of JPY 1,657 million in 1Q04. The decrease compared to 2Q03 and 1Q04 was due to an increase in valuation allowance for deferred tax assets attributable primarily to the income tax effect of decreasing unrealized gain on certain available-for-securities during the quarter.
    Equity in net income of equity method investees amounted to JPY 16 million in 2Q04, compared to loss of JPY 50 million in 2Q03 and loss of JPY 11 million in 1Q04.
    Net income (loss) was a loss of JPY 273 million in 2Q04, compared to a net loss of JPY 278 million in 2Q03 and net income of JPY 1,434 million in 1Q04, in spite of the improvement in operating income, such income was offset by the increase in income tax expense.


2nd Quarter FY2004 Business Review

Analysis by Service
-------------------
Connectivity and Value-added Services

             Number of Contracts for Connectivity Services


                                               2Q04     2Q03     1Q04
----------------------------------------------------------------------
Dedicated Access Service Contracts            8,880    6,250    8,076
----------------------------------------------------------------------
    IP Service (Low Bandwidth: 64kbps-
     768kbps)(4)                                 71      102       76
----------------------------------------------------------------------
    IP Service (Medium Bandwidth: 1Mbps-
     99Mbps)                                    597      505      594
----------------------------------------------------------------------
    IP Service (High Bandwidth: 100Mbps-)        93       57       82
----------------------------------------------------------------------
    IIJ T1 Standard and IIJ Economy(5)          358      676      421
----------------------------------------------------------------------
    IIJ Data Center Connectivity Service        225      184      224
----------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F
    (Broadband Services)                      7,536    4,726    6,679
----------------------------------------------------------------------
Dial-up Access Service Contracts            711,637  635,646  708,586
----------------------------------------------------------------------
    Dial-up Access Services, under IIJ
     Brand                                   70,629   80,216   73,225
----------------------------------------------------------------------
    Dial-up Access Services, OEM(6)         641,008  555,430  635,361
----------------------------------------------------------------------
Total Contracted Bandwidth                 104.9Gbps 66.7Gbps 95.6Gbps
----------------------------------------------------------------------

    In IP Services, the number of contracts for 100Mbps and over is increasing, since there were customers who shifted to higher bandwidth within IP Service in order to keep more reliable connectivity for critical usage such as main lines for corporate headquarters or upstream for Internet Service Providers. There were 20 customers with contracts for over 1Gbps, and the total contracted bandwidth topped 100Gbps.
    Broadband services continued to grow rapidly, mainly due to the new major contracts for multi-site connectivity solutions. A few examples of the new customers that IIJ acquired in the first half of FY2004 were: an information distribution company that broadcasts news to initially approximately 200 sites which might expand to approximately 3,000 sites in the future, a beverage company that has network connections between 15 companies, Weathernews Inc., the world's largest weather information company with branches over 36 cities around the world that broadcasts information via platform built with Internet VPN and SMF, an electronic-powered tool manufacturer that has a combination of network with Wide-area LAN and Internet VPN as backup for connecting approximately 100 sales offices.
    OEM contracts for dial-up access services also increased, since our OEM partners continued to increase the number of service contracts in the expanding individual broadband market.


            Connectivity and VAS Revenue Breakdown and Cost

                                                     (JPY in millions)

                                       2Q04  2Q03  YoY %  1Q04  QoQ %
                                                  change       change
----------------------------------------------------------------------
Connectivity Service Revenues
----------------------------------------------------------------------
  Dedicated Access Service Revenues
----------------------------------------------------------------------
    IP Service (7)                    2,223 2,485 (10.6%) 2,279 (2.5%)
----------------------------------------------------------------------
    IIJ T1 Standard and IIJ Economy     228   451 (49.5%)   275 17.2%)
----------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F
    (Broadband Services)                382   300   27.2%   365   4.8%
----------------------------------------------------------------------
  Dial-up Access Service Revenues
----------------------------------------------------------------------
    Under IIJ Brand                     501   566 (11.5%)   509 (1.5%)
----------------------------------------------------------------------
    OEM                                 239   218    9.8%   243 (1.9%)
----------------------------------------------------------------------
VAS Revenues                          1,220 1,081   12.9% 1,187   2.8%
----------------------------------------------------------------------
Other Revenues                          716   536   33.4%   592  20.8%
----------------------------------------------------------------------
   Total Connectivity and VAS
    Revenues                          5,508 5,637  (2.3%) 5,450   1.1%
----------------------------------------------------------------------
Cost of Connectivity and VAS          4,780 5,127  (6.8%) 4,811 (0.6%)
----------------------------------------------------------------------
Backbone Cost (included in the cost
 of Connectivity and VAS)               877 1,240 (29.3%)   985(10.9%)
----------------------------------------------------------------------
Connectivity and VAS Gross Margin
 Ratio                                 13.2%  9.1%         11.7%
----------------------------------------------------------------------

    IP Service revenue declined due to the cancellation of the service by certain large customers. However, we see the trend that the major factor that decreased the IP Service revenues in the past, cancellation of major contracts by a regional electric power company's telecom service arm is being discontinued. We also see the trend that the shift of customers from IIJ T1 Standard and IIJ Economy to broadband services is being discontinued and with newly acquired contracts, we expect the decrease in dedicated access service revenue to bottom out sometime in 2H04.
    VAS revenues continued to increase steadily. We had increased revenues from managed security, network operations, hosting and data center services. VAS revenues also increased from revenues from SMF and SEIL rental services due to the acquisition of major contracts for Internet VPN based connectivity. For SMF, we acquired contracts for over 3,000 sites since 1H03.
    Backbone costs decreased by 29.3% compared to 2Q03 and by 10.9% compared to 1Q04. We expect that this trend will continue in 3Q04.


                         Cross-selling Ratios

                                           2Q04    1Q04
             -------------------------------------------
             VAS Cross-selling Ratio       86.9%   86.8%
             -------------------------------------------
             SI Cross-selling Ratio        80.0%   66.0%
             -------------------------------------------

    The cross-selling ratio between Connectivity and VAS, as the percentage of the largest 1,000 Connectivity service customers that use VAS was 86.9%.
    The cross-selling ratio between Connectivity and SI, as the percentage of SI customers that use Connectivity services among the largest 100 SI customers was 80.0%.


                          Systems Integration
                      Revenue Breakdown and Cost

                                                     (JPY in millions)
                                         2Q04  2Q03 YoY %  1Q04 QoQ %
                                                    change      change
----------------------------------------------------------------------
Systems Integration Revenues            3,838 2,549  50.5%2,695  42.4%
----------------------------------------------------------------------
          Systems Integration           2,101 1,333  57.5%1,040 102.0%
----------------------------------------------------------------------
          Outsourced Operation          1,737 1,216  42.8%1,655   5.0%
----------------------------------------------------------------------
Cost of Systems Integration             2,983 2,276  31.1%2,157  38.3%
----------------------------------------------------------------------
Systems Integration Gross Margin Ratio   22.3% 10.7%       20.0%
----------------------------------------------------------------------

    In 1H04, revenues increased primarily in network design and, configuration and installation of equipment to build multi-site connectivity with Internet VPN or Wide-area LAN technology to replace existing Frame Relay network. Revenues also increased in network planning, security consultation, project management and assistance for implementation. These services contributed to increase profits, since we use relatively more internal resources. Stable monthly revenues from outsourced operation increased as well. We expect the transfer of security system business of Yamatame by IIJ Technology will effect positively on our revenue and profits after 3Q04.


Equipment Sales

                   Equipment Sales Revenue and Cost

                                                     (JPY in millions)
                                   2Q04  2Q03   YoY %   1Q04   QoQ %
                                               change          change
----------------------------------------------------------------------
Equipment Sales Revenues          1,167   999   16.8%    531   119.8%
----------------------------------------------------------------------
Cost of Equipment Sales           1,091   935   16.7%    475   129.4%
----------------------------------------------------------------------
Equipment Sales Gross Margin Ratio  6.5%  6.4%          10.4%
----------------------------------------------------------------------


                      Other Financial Statistics

                                                     (JPY in millions)
                                    2Q04   2Q03   YoY %  1Q04   QoQ %
                                                 change        change
----------------------------------------------------------------------
Adjusted EBITDA(8)                  1,275    126  909.0%   884   44.3%
----------------------------------------------------------------------
CAPEX, including capital leases(9)  1,345    579  132.2% 1,300    3.5%
----------------------------------------------------------------------
Depreciation and amortization(10)   1,012    984    2.8% 1,004    0.7%
----------------------------------------------------------------------

    Key Service Developments

    Transfer of security system business of Yamatane to IIJ Financial
Systems:
    On September 17, 2004, IIJ Technology, our subsidiary that manages IIJ's systems integration services, signed a definitive agreement for the transfer of security system business of Yamatame. The business was transferred to IIJ Financial Systems, a newly established company that is 100% owned by IIJ Technology. The transfer was successfully completed on October 1, 2004. We believe that the financial services industry is one area in which we will see particularly strong growth. The finance industry in Japan is an area in which considerable expansion is expected as the market sees an increase in deregulation, such as the abolishment of laws barring banks from providing their customers with securities trading services. As a result, we are forecasting an increase in network usage and higher demand for network and outsourced operating services.

    Addition of anti-spam features to our secure e-mail outsourcing service:
    In 2Q04, IIJ continued to take the initiative to help fight against spam in Japan to capture the demands for more secure corporate information system environment. We started to provide the anti-spam solutions as an additional feature for our corporate e-mail hosting services in October 2004.

    Introduction of SMF and SEIL routers to major telecommunication carriers:
    After 2Q04, IIJ came to agreements with several major telecommunication carriers for SMF and SEIL to be distributed for their Internet VPN or managed network services. The carriers include NTT Communications, QTNet and KVH Telecom Co., Ltd.

    Waive of service fees for victims of natural disasters:

    Since 2Q03 as a company to provide public telecommunication services, IIJ has waived the service fees for individual dial-up services for individuals in areas where the Disaster Relief Law was invoked due to the natural disasters that occurred during this period. The financial impact by the waive was or will be small since the unit price for our individual customers is relatively low compared to the unit price for our corporate customers.

    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted EBITDA to net income according to the consolidated statements of operations that are prepared in accordance with U.S. generally accepted accounting principles and presented in Appendix 1:


                            Adjusted EBITDA

                                                     (JPY in millions)
                                                     2Q04 2Q03  1Q04
----------------------------------------------------------------------
Adjusted EBITDA                                     1,275  126    884
----------------------------------------------------------------------
Depreciation and Amortization(11)                    (993)(956)  (984)
----------------------------------------------------------------------
Operating Income (Loss)                               282 (830)  (100)
----------------------------------------------------------------------
Other Expenses                                        (10)(157)  (151)
----------------------------------------------------------------------
Income Tax Expense (Benefit)                          518 (572)(1,657)
----------------------------------------------------------------------
Minority Interests in Consolidated Subsidiaries       (43) 187     39
----------------------------------------------------------------------
Equity in Net Loss of Equity Method Investees          16  (50)   (11)
----------------------------------------------------------------------
Net Income (Loss)                                    (273)(278) 1,434
----------------------------------------------------------------------

    The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment according to the consolidated statements of cash flows that are prepared and presented in accordance with U.S. generally accepted accounting principles in Appendix 3:


                                 CAPEX

                                                     (JPY in millions)
                                                    2Q04   2Q03  1Q04
----------------------------------------------------------------------
Capital Expenditures                                1,345   579 1,300
----------------------------------------------------------------------
Acquisition of Assets by Entering into
 Capital Leases                                     1,294   431   977
----------------------------------------------------------------------
Purchase of Property and Equipment                     51   148   323
----------------------------------------------------------------------

    Management Message/Webcast

    On November 12, IIJ will present its management message and the Company's results and outlook by webcast. For details, please access the following URL: http://www.iij.ad.jp/en/IR/

    About Internet Initiative Japan Inc.

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:IIJI) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2004 operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's expectation that net losses will continue or may increase; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; IIJ's ability to generate significant revenues from its other services such as systems integration; the ability to compete in a rapidly evolving and competitive marketplace; the impact of technological changes in its industry; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.


(1)Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. For all 2Q04 and 1H04 results, translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY 110.20 = US$1.00, the approximate exchange rate on September 30, 2004.
(2)This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding FY2004 operating and net profitability that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information contained in IIJ's filings on Form 20-F and Form 6-K, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 3Q04 earnings release, presently scheduled for February 2005.
(3)SMF is a network operating system developed by IIJ to provide features of automatic configuration and monitoring of IIJ developed SEIL routers at customer sites.
(4)Including IPv6 Services.
(5)Quoted as "Limited Functionality Services" in 1Q04 for the services with local access not shared, limited on several functionality compared to IP service such as number of IP address allocated and fixed speed of 64kbps, 128kbps and 1.5Mbps.
(6)OEM stands for Original Equipment Manufacturer.
(7)IP Service revenues includes revenues from Data Center Connectivity
    Service.
(8)Please refer to the Reconciliation of Non-GAAP Financial Measures on the next page.
(9)Please refer to the Reconciliation of Non-GAAP Financial Measures on the next page.
(10)Depreciation and amortization includes amortization of issuance cost of convertible notes.
(11)Depreciation and amortization excludes amortization of issuance cost of convertible notes that was presented as other expenses.


                                                            Appendix 1
                    INTERNET INITIATIVE JAPAN INC.
                    ------------------------------
           CONSOLIDATED STATEMENTS OF OPERATIONS(UNAUDITED)
           ------------------------------------------------
               For the Three Months Ended Sept 30, 2004,
                    Sept 30, 2003 and Jun 30, 2004
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)
                Except for Per Share and ADS Data) (1)

                                           Year-over-year Comparison
                                                 Sept 30, 2004
                                         -----------------------------
                                                                % of
                                                               Total
                                         USD (1)      JPY     Revenues
                                         -------- ----------- --------
Revenues:
  Connectivity and value-added services:
      Dedicated access services           25,702   2,832,355     27.0%
      Dial-up access services              6,714     739,957      7.0
      Value-added services                11,072   1,220,119     11.6
      Other                                6,494     715,617      6.8
                                         -------- ----------- --------
   Total connectivity and value-added
    services                              49,982   5,508,048     52.4

  Systems integration revenues            34,825   3,837,711     36.5
  Equipment sales                         10,586   1,166,569     11.1
                                         -------- ----------- --------
   Total revenues                         95,393  10,512,328    100.0
                                         -------- ----------- --------

Costs and expenses:
  Cost of connectivity and value-added
   services                               43,378   4,780,268     45.5
  Cost of systems integration revenues    27,065   2,982,577     28.3
  Cost of equipment sales                  9,899   1,090,870     10.4
                                         -------- ----------- --------
   Total costs                            80,342   8,853,715     84.2

  Sales and marketing                      6,458     711,661      6.8
  General and administrative               5,558     612,526      5.8
  Research and development                   474      52,237      0.5
                                         -------- ----------- --------
   Total costs and expenses               92,832  10,230,139     97.3

                                         -------- ----------- --------
Operating income(loss)                     2,561     282,189      2.7
                                         -------- ----------- --------
Other expenses                               (93)    (10,188)    (0.1)
                                         -------- ----------- --------
Income(Loss) before income tax
 expense(benefit)                          2,468     272,001      2.6
                                         -------- ----------- --------
Income tax expense(benefit)                4,695     517,379      4.9
Minority interests in consolidated
 subsidiaries                               (388)    (42,837)    (0.4)
Equity in net income(loss) of equity
 method investees                            141      15,548      0.1
                                         -------- ----------- --------
Net income(loss)                          (2,474)   (272,667)   (2.6%)
                                         ======== =========== ========

Basic Net Income(Loss) Per Share                      (7,117)
Basic Net Income(Loss) Per ADS Equivalent              (3.56)
Weighted Average Number of Shares                     38,312
Weighted Average Number of ADS Equivalents        76,623,702



                                           Year-over-year Comparison
                                                 Sept 30, 2003
                                         -----------------------------
                                                       % of
                                                      Total     YOY
                                             JPY     Revenues  Chg %
                                         ----------- -------- --------
Revenues:
  Connectivity and value-added services:
      Dedicated access services           3,236,405     35.2%  (12.5%)
      Dial-up access services               783,589      8.5     (5.6)
      Value-added services                1,080,876     11.8     12.9
      Other                                 536,389      5.9     33.4
                                         ----------- -------- --------
   Total connectivity and value-added
    services                              5,637,259     61.4     (2.3)

  Systems integration revenues            2,549,379     27.7     50.5
  Equipment sales                           998,621     10.9     16.8
                                         ----------- -------- --------
   Total revenues                         9,185,259    100.0     14.4
                                         ----------- -------- --------

Costs and expenses:
  Cost of connectivity and value-added
   services                               5,126,708     55.8     (6.8)
  Cost of systems integration revenues    2,275,704     24.8     31.1
  Cost of equipment sales                   934,711     10.2     16.7
                                         ----------- -------- --------
   Total costs                            8,337,123     90.8      6.2

  Sales and marketing                     1,099,560     12.0    (35.3)
  General and administrative                482,218      5.2     27.0
  Research and development                   96,118      1.0    (45.7)
                                         ----------- -------- --------
   Total costs and expenses              10,015,019    109.0      2.1
                                         ----------- -------- --------
Operating income(loss)                     (829,760)    (9.0)  (134.0)
                                         ----------- -------- --------
Other expenses                             (157,294)    (1.7)   (93.5)
                                         ----------- -------- --------
Income(Loss) before income tax
 expense(benefit)                          (987,054)   (10.7)  (127.6)
                                         ----------- -------- --------
Income tax expense(benefit)                (571,642)    (6.2)  (190.5)
Minority interests in consolidated
 subsidiaries                               186,931      2.0   (122.9)
Equity in net income(loss) of equity
 method investees                           (49,945)    (0.5)  (131.1)

                                         ----------- -------- --------
Net income(loss)                           (278,426)   (3.0%)   (2.1%)
                                         =========== ======== ========

Basic Net Income(Loss) Per Share            (10,082)
Basic Net Income(Loss) Per ADS Equivalent     (5.04)
Weighted Average Number of Shares            27,617
Weighted Average Number of ADS
 Equivalents                             55,233,050

                                             Sequential Comparison
                                                 Jun 30, 2004
                                         -----------------------------
                                                       % of
                                                      Total     QOQ
                                             JPY     Revenues  Chg %
                                         ----------- -------- --------
Revenues:
  Connectivity and value-added services:
      Dedicated access services           2,918,488     33.6%   (3.0%)
      Dial-up access services               751,933      8.7     (1.6)
      Value-added services                1,186,837     13.7      2.8
      Other                                 592,390      6.8     20.8
                                         ----------- -------- --------
   Total connectivity and value-
    added services                        5,449,648     62.8      1.1

  Systems integration revenues            2,694,638     31.1     42.4
  Equipment sales                           530,621      6.1    119.8
                                         ----------- -------- --------
   Total revenues                         8,674,907    100.0     21.2
                                         ----------- -------- --------

Costs and expenses:
  Cost of connectivity and value-added
   services                               4,811,341     55.5     (0.6)
  Cost of systems integration revenues    2,156,620     24.8     38.3
  Cost of equipment sales                   475,466      5.5    129.4
                                         ----------- -------- --------
   Total costs                            7,443,427     85.8     18.9

  Sales and marketing                       662,950      7.6      7.3
  General and administrative                620,651      7.2     (1.3)
  Research and development                   48,368      0.6      8.0
                                         ----------- -------- --------
   Total costs and expenses               8,775,396    101.2     16.6

                                         ----------- -------- --------
Operating income(loss)                     (100,489)    (1.2)  (380.8)
                                         ----------- -------- --------

Other expenses                             (150,700)    (1.7)   (93.2)

                                         ----------- -------- --------
Income(Loss) before income tax
 expense(benefit)                          (251,189)    (2.9)  (208.3)
                                         ----------- -------- --------

Income tax expense(benefit)              (1,657,335)   (19.1)  (131.2)
Minority interests in consolidated
 subsidiaries                                39,184      0.4   (209.3)
Equity in net income(loss) of equity
 method investees                           (10,995)    (0.1)  (241.4)

                                         ----------- -------- --------
Net income(loss)                          1,434,335     16.5% (119.0%)
                                         =========== ======== ========

Basic Net Income(Loss) Per Share             37,438
Basic Net Income(Loss) Per ADS Equivalent     18.72
Weighted Average Number of Shares            38,312
Weighted Average Number of ADS
 Equivalents                             76,623,702

Note (1):The translation of Japanese yen amounts into US dollar amounts with respect to the three months ended Sept 30, 2004 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 110.20 =$1, the approximate rate of exchange on Sept 30, 2004.


                                                            Appendix 2
                    INTERNET INITIATIVE JAPAN INC.
                    ------------------------------
                CONSOLIDATED BALANCE SHEETS(UNAUDITED)
                --------------------------------------
         As of Sept 30, 2004, Sept 30, 2003 and Jun 30, 2004
             (Expressed in Thousands of Japanese Yen (JPY)
                      and U.S. Dollars (USD)) (1)

                                                 Sept 30, 2004
                                         -----------------------------
                                          USD (1)      JPY           %
                                         --------- ------------ ------
ASSETS
------
Current Assets:
Cash and cash equivalent                  107,098   11,802,165   27.4%
Accounts receivable, net                   61,152    6,739,000   15.6
Inventories                                 2,379      262,180    0.6
Prepaid expenses                            5,917      652,061    1.5
Other current assets                          965      106,364    0.3

                                         --------- ------------ ------
   Total current assets                   177,511   19,561,770   45.4

Investments in and Advances to Equity
 Method Investees                           7,114      783,933    1.8
Other Investments                          96,707   10,657,082   24.7
Property and Equipment, net                82,081    9,045,349   21.0
Guarantee Deposits                         18,878    2,080,345    4.8
Other Assets                                8,747      963,895    2.3

                                         --------- ------------ ------
   Total assets                           391,038   43,092,374  100.0%
                                         ========= ============ ======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current Liabilities:
Short-term borrowings                      52,016    5,732,204   13.3%
Payable under securities loan agreement     7,412      816,800    1.9
Accounts payable                           40,856    4,502,356   10.5
Accrued expenses                            4,071      448,585    1.0
Other current liabilities                   5,489      604,868    1.4
Long-term borrowings-current portion       14,974    1,650,139    3.8
Convertible notes                         100,617   11,088,000   25.7
Capital lease obligations-current
 portion                                   22,605    2,491,070    5.8

                                         --------- ------------ ------
   Total current liabilities              248,040   27,334,022   63.4

Long-term Borrowings                       15,721    1,732,473    4.0
Convertible Notes
Capital Lease Obligations-Noncurrent       32,855    3,620,613    8.4
Accrued Retirement and Pension Costs          928      102,224    0.3
Other Noncurrent Liabilities                2,724      300,190    0.7

                                         --------- ------------ ------
   Total liabilities                      300,268   33,089,522   76.8
                                         --------- ------------ ------

Minority Interest                           8,581      945,572    2.2
                                         --------- ------------ ------

Shareholders' Equity:
Common stock                              124,912   13,765,372   31.9
Additional paid-in capital                214,497   23,637,628   54.8
Accumulated deficit                      (305,161) (33,628,762) (78.0)
Accumulated other comprehensive income     48,340    5,327,042   12.4
Treasury stock                               (399)     (44,000)  (0.1)

                                         --------- ------------ ------
   Total shareholders' equity              82,189    9,057,280   21.0

                                         --------- ------------ ------
   Total liabilities and shareholders'
    equity                                391,038   43,092,374  100.0%
                                         ========= ============ ======


                                Sept 30, 2003        Jun 30, 2004
                             ------------------- ---------------------
                                 JPY           %     JPY             %
                             ------------ ------ ------------ --------
ASSETS
------
Current Assets:
Cash and cash equivalent      11,782,935   30.7%  10,627,203     25.3%
Accounts receivable, net       6,726,563   17.5    5,377,230     12.8
Inventories                      268,519    0.7      413,477      1.0
Prepaid expenses                 654,269    1.7      932,097      2.2
Other current assets             464,418    1.2      457,325      1.1

                             ------------ ------ ------------ --------
   Total current assets       19,896,704   51.8   17,807,332     42.4

Investments in and Advances
 to Equity Method Investees    1,106,062    2.9      769,363      1.8
Other Investments              5,513,137   14.3   11,919,229     28.3
Property and Equipment, net    9,108,783   23.7    8,567,329     20.4
Guarantee Deposits             2,080,764    5.4    2,059,980      4.9
Other Assets                     728,580    1.9      915,548      2.2

                             ------------ ------ ------------ --------
   Total assets               38,434,030  100.0%  42,038,781    100.0%
                             ============ ====== ============ ========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current Liabilities:
Short-term borrowings          4,304,906   11.2%   5,363,001     12.8%

Accounts payable               4,856,325   12.6    3,754,214      8.9
Accrued expenses                 489,568    1.3      480,824      1.1
Other current liabilities        410,577    1.1      728,386      1.7
Long-term borrowings-current
 portion                       2,946,377    7.7    1,549,189      3.7
Convertible notes                                 11,088,000     26.4
Capital lease obligations-
 current portion               2,588,505    6.7    2,403,477      5.7

                             ------------ ------ ------------ --------
   Total current liabilities  15,596,258   40.6   25,367,091     60.3

Long-term Borrowings           1,982,612    5.2    2,270,366      5.4
Convertible Notes             15,000,000   39.0
Capital Lease Obligations-
 Noncurrent                    3,198,073    8.3    3,123,878      7.4
Accrued Retirement and
 Pension Costs                    69,794    0.2       89,037      0.2
Other Noncurrent Liabilities     193,043    0.5      233,046      0.6

                             ------------ ------ ------------ --------
   Total liabilities          36,039,780   93.8   31,083,418     73.9
                             ------------ ------ ------------ --------

Minority Interest                437,678    1.1      901,088      2.2
                             ------------ ------ ------------ --------

Shareholders' Equity:
Common stock                  13,765,372   35.8   13,765,372     32.7
Additional paid-in capital    23,637,628   61.5   23,637,628     56.2
Accumulated deficit          (37,438,265) (97.4) (33,356,095)   (79.3)
Accumulated other
 comprehensive income          1,991,900    5.2    6,051,370     14.4
Treasury stock                       (63)   0.0      (44,000)    (0.1)

                             ------------ ------ ------------ --------
   Total shareholders' equity  1,956,572    5.1   10,054,275     23.9

                             ------------ ------ ------------ --------
   Total liabilities and
    shareholders' equity      38,434,030  100.0%  42,038,781    100.0%
                             ============ ====== ============ ========

Note (1): The translation of Japanese yen amounts into US dollar amounts with respect to Sept 30, 2004 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY110.20 =$1, the approximate rate of exchange on Sept 30, 2004.


                                                            Appendix 3
                    INTERNET INITIATIVE JAPAN INC.
                    ------------------------------
      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
      -----------------------------------------------------------
               For the Three Months Ended Sept 30, 2004,
                    Sept 30, 2003 and Jun 30, 2004

             (Expressed in Thousands of Japanese Yen (JPY)
                      and U.S. Dollars (USD))(1)

                             Sept 30, 2004      Sept 30,    Jun 30,
                                                   2003        2004
                          -------------------- ----------- -----------
                          USD (1)      JPY         JPY         JPY
                          -------- ----------- ----------- -----------
Operating Activities:
 Net income (loss)         (2,474)   (272,667)   (278,426)  1,434,335
 Depreciation and
  amortization              9,179   1,011,532     983,736   1,004,170
 Provision for doubtful
  accounts                    181      19,968     313,968     (12,936)
 Equity method net loss
  (income)                   (141)    (15,548)     49,945      10,995
 Minority interests in net
  income (loss) of
  consolidated
  subsidiaries                389      42,837    (186,931)    (39,184)
 Foreign exchange losses
  (gains)                    (129)    (14,152)      3,282      (7,585)
 Loss on retirement of
  convertible notes             -           -           -       5,195
 Net (gains) losses on
  other investments          (890)    (98,103)     97,530       2,749
 Decrease (increase) in
  accounts receivable     (12,673) (1,396,506) (1,100,671)  3,627,399
 Increase (decrease) in
  accounts payable          5,144     566,837     216,306  (3,094,772)
 Decrease in inventories    1,361     149,969      72,432      24,958
 Deferred income taxes      4,554     501,873    (577,444) (1,672,424)
 Other                      4,927     542,953    (120,151)   (255,036)
                          -------- ----------- ----------- -----------
 Net cash provided by
  (used in) operating
  activities                9,428   1,038,993    (526,424)  1,027,864
                          -------- ----------- ----------- -----------

Investing Activities:
 Purchase of property and
  equipment                  (467)    (51,435)   (148,007)   (323,210)
 Proceeds from sales of
  other investment          1,137     125,281     122,650      91,286
 Purchase of other
  investments                 (28)     (3,083)   (304,517)     (2,290)
 Refund (payment) of
  guarantee deposits-net     (174)    (19,193)      1,199      14,528
 Other                          8         904       9,875      (4,851)
                          -------- ----------- ----------- -----------
 Net cash provided by
  (used in) investing
  activities                  476      52,474    (318,800)   (224,537)
                          -------- ----------- ----------- -----------

Financing Activities:
 Proceeds from long-term
  borrowings                9,074   1,000,000           -           -
 Repayments of long-term
  borrowings              (13,039) (1,436,943)    (36,017)    (36,710)
 Proceeds from securities
  loan agreement            7,412     816,800           -           -
 Repurchase of convertible
  notes                         -           -           -    (745,488)
 Principal payments under
  capital leases           (6,247)   (688,418)   (671,376)   (669,047)
 Net increase (decrease)
  in short-term borrowings  3,350     369,203  (1,370,436) (1,201,093)
 Proceeds from issuance of
  common stock of a
  subsidiary                    -           -           -     188,632
 Proceeds from issuance of
  common stock                  -           -  11,886,887           -
                          -------- ----------- ----------- -----------
 Net cash provided by
  (used in) financing
  activities                  550      60,642   9,809,058  (2,463,706)
                          -------- ----------- ----------- -----------

Effect of Exchange Rate
 Changes on Cash              208      22,853          94       3,343

                          -------- ----------- ----------- -----------
Net Increase (Decrease) in
 Cash and Cash Equivalents 10,662   1,174,962   8,963,928  (1,657,036)
                          -------- ----------- ----------- -----------

Cash and Cash Equivalents,
 Beginning of Period       96,436  10,627,203   2,819,007  12,284,239

                          -------- ----------- ----------- -----------
Cash and Cash Equivalents,
 End of Period            107,098  11,802,165  11,782,935  10,627,203
                          ======== =========== =========== ===========

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Sept 30, 2004 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY110.20 =$1, the approximate rate of exchange on Sept 30, 2004.


    CONTACT: IIJ Investor/Media Relations Office
             Taisuke Ono/Naoshi Yoneyama, +81-3-5259-6500 ir@iij.ad.jp http://www.iij.ad.jp/en/

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              Internet Initiative Japan Inc.




Date:  November 11, 2004      By: /s/  Koichi Suzuki
                              ------------------------------------------
                                       Koichi Suzuki
                                       President, Chief Executive Officer and
                                       Representative Director